

Norske Skog

Skogn, 2003-06-25

United States Securities and Exchange Commission
Washington DC 20549

USA


03024310


SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 0 2 2003
187
WASH. D.C. SECTION

**Information - file 82-5226**

Please find enclosed copy of document sent to Oslo Stock Exchange today, June 25, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad



Enclosure: Message sent to Oslo Stock Exchange June 25, 2003



Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Melding til Oslo Børs

**NSG-Purchase of 50,200 own shares**

Norske Skog has today bought 50,200 own shares, distributed as follows:

50,000 shares at a price of NOK 106.50
200 shares at a price of NOK 105

Norske Skog's own holding amounts to 732,752 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, and given by the Annual General Meeting.

The shares will be used in connection with the Employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares.

Oxenøen, 24.06.2003

Investor Relations